PBF LOGISTICS LP

ONE SYLVAN WAY, SECOND FLOOR

PARSIPPANY, NEW JERSEY 07054

September 20, 2018

Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Anuja A. Majmudar, Esq.

Re:	PBF Logistics LP
Registration Statement on Form S-3
File No. 333-227366

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), PBF Logistics LP (the “Partnership”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 P.M. (Eastern Time), on September 24, 2018, or as soon as possible thereafter.

Please call Jordan Rosenbaum of Kramer Levin Naftalis & Frankel LLP at 212-715-9117 to confirm the effectiveness of the Registration Statement.

Sincerely,

/s/ Trecia M. Canty
Trecia M. Canty
Authorized Officer

cc:	Todd Lenson (Kramer Levin Naftalis & Frankel LLP)

Jordan Rosenbaum (Kramer Levin Naftalis & Frankel LLP)